Mail Stop 3561

October 7, 2009

Christopher Kidney
President
Eco Building International
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, NV 89701

   Re: **Eco Building International**
     Amendment No. 2 to Registration Statement on Form S-1
     Filed September 29, 2009
     File No. 333-160476

Dear Mr. Kidney:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Description of Business, page 16

Agreements, page 17

1. Here and in other places throughout your registration statement, you state that you have "executed a distribution and marketing agreement with Arsenalas-EHG." However, on the next page you state that your president "is in talks with Arsenalas-EHG" and that you currently "have a letter of intent in place which in no way guarantees we will ever sell any of Arsenalas-EHG's products." Throughout your registration statement, please clarify and provide a consistent description of the nature of your agreement with Arsenalas-EHG.

Christopher Kidney
Eco Building International
October 7, 2009
Page 2

Compliance with Government Regulation, page 20

2. We note your revised disclosure on pages 3 and 16 in response to comment eight
    of our letter dated September 23, 2009. However, in other places throughout your
    registration statement, you continue to indicate that you will distribute other
    manufacturers' products (see, for example, page 6 where you refer to
    "manufacturers of products distributed by us") and that you "intend to market and
    distribute" products (on pages 17 and 18); these statements suggest that you are
    directly involved in product distribution. Throughout your registration statement,
    please clarify and provide a consistent description of the nature of your business.
    In addition, please state, as you state in your response letter dated September 29,
    2009 and if true, that the "physical delivery and distribution of products will be
    controlled by suppliers."

Exhibits

3. In the exhibit index, please include a "*" after Exhibit 99.1 to indicate that it was
    filed previously.

Exhibit 23.1

4. We reviewed the consent filed in response to comment 15 in our letter dated
    September 23, 2009. The consent should expressly state that your independent
    registered public accounting firm consents to the use of its report dated September
    25, 2009 on the financial statements included in the Registration Statement.
    Please file a revised consent that refers to the date of the audit report and makes
    reference to the financial statements for the period from December 23, 2008 (date
    of inception) to May 31, 2009 included in the filing.

                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Brach Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
        Facsimile No. (303) 988-6954